

Mail Stop 3561

April 20, 2016

Linda G. Sullivan
Executive Vice President and Chief Financial Officer
American Water Works Company, Inc.
1025 Laurel Oak Road
Voorhees, NJ 08043

> **Re: American Water Works Company, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 001-34028**

Dear Ms. Sullivan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows Provided by Operating Activities, page 45

1. We note your disclosure that cash flows from operations increased in 2015 primarily due to higher net income. Please provide a more informative analysis and discussion of operating cash flows. In doing so, explain the underlying reasons and implications of material changes between periods, including changes in working capital components, to provide investors with an understanding of trends and variability in cash flows. Please ensure your discussion and analysis is not solely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and Item 1 of Section IV.B of SEC Release No. 33-8350.

Financial Statements and Supplementary Data

Consolidated Statement of Cash Flows, page 66

2. We note that you categorized removal costs from property, plant and equipment retirements, net as an investing activity. Please tell us the nature of these expenditures and why you believe that such expenditures should be classified within investing activities, rather than operating activities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant at (202) 551-3254 or Melissa Blume, Staff Accountant at (202) 551-7128, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products